

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2013

<u>Via E-mail</u>
Christopher A. Krummel
Vice President, Controller, and Chief Accounting Officer
Cameron International Corporation
1333 West Loop South
Suite 1700
Houston, Texas 77027

> **Re:** **Cameron International Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed February 23, 2013**
> **Form 10-Q for Fiscal Quarter ended March 31, 2013**
> **Filed April 29, 2013**
> **File No. 1-13884**

Dear Mr. Krummel:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-Q for Fiscal Quarter ended March 31, 2013</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15</u>

<u>Factors That May Affect Financial Condition and Future Results, page 23</u>

<u>As a designer, manufacturer, installer and servicer…, page 24</u>

1. We note your disclosure that you provide equipment and services to companies employing hydraulic fracturing. We also note your disclosure at page 11 regarding the pending lawsuit for alleged failure of your hydraulic fracturing wellhead equipment in an uncontrolled discharge of fluids in Pennsylvania. Please revise the above-captioned risk factor to address specifically, if material, the risks to you associated with the use of your equipment and services by companies employing hydraulic fracturing, such as potential liability related to underground migration and surface spillage.

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934, and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Caroline Kim, Attorney-Advisor, at (202) 551-3878 or, Laura Nicholson, Attorney-Advisor, at (202) 551-3584 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director